Exhibit (e)(2)

Excerpts from Synageva BioPharma Corp.’s Definitive Proxy Statement on Schedule 14A related to the 2015 Annual Meeting of Stockholders as filed with the Securities and Exchange Commission on April 28, 2015.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth certain information as of April 10, 2015 (except as otherwise noted) regarding the beneficial ownership (as defined by the Securities and Exchange Commission, or SEC) of our common stock of: each named executive officer listed in the Summary Compensation Table below; each director; and all directors and executive officers of Synageva as a group.

Named Executive Officers and Directors:
Felix J. Baker(8)	11,910,144	31.97%
Robert Bazemore(9)	—	*
Stephen R. Biggar(10)	37,602	*
Carsten Boess(11)	49,824	*
Stephen R. Davis(12)	53,500	*
Thomas R. Malley(13)	91,827	*
Sanj K. Patel(14)	337,082	*
Barry Quart(15)	29,876	*
Anthony G. Quinn(16)	157,577	*
Thomas J. Tisch(17)	781,578	2.11%
Glen Williams(18)	15,051	*
Peter Wirth(19)	29,583	*

All executive officers and directors as a group (12 persons)(20)	13,428,894	35.51%

*	Less than one percent.
(1)	Unless otherwise indicated, the address of all persons is 33 Hayden Avenue, Lexington, MA 02421.
(2)	To our knowledge, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes in this table.

(8)	Includes 53,250 shares of common stock, which may be acquired by Dr. Baker upon the exercise of options that are exercisable within 60 days of April 10, 2015. Dr. Baker has shared voting and investment power over the 11,648,182 shares of common stock owned by Baker Bros. Advisors LP and has shared voting and investment power over 143,462 shares of common stock owned by FBB Associates. Dr. Baker disclaims beneficial ownership of these shares except to the extent of his pecuniary interests therein.
(9)	Mr. Bazemore does not have any options that may be exercised within 60 days of April 10, 2015.
(10)	Includes 37,500 shares of common stock which may be acquired by Dr. Biggar upon the exercise of options that are exercisable within 60 days of April 10, 2015. Excludes shares beneficially owned by Baker Bros. Advisors LP, as to which Dr. Biggar disclaims beneficial ownership.
(11)	Includes 49,824 shares of common stock which may be acquired by Mr. Boess upon the exercise of options that are exercisable within 60 days of April 10, 2015.
(12)	Includes 53,500 shares of common stock which may be acquired by Mr. Davis upon the exercise of options that are exercisable within 60 days of April 10, 2015.
(13)	Includes 44,926 shares of common stock which may be acquired by Mr. Malley upon the exercise of options that are exercisable within 60 days of April 10, 2015.
(14)	Includes 336,051 shares of common stock which may be acquired by Mr. Patel upon the exercise of options that are exercisable within 60 days of April 10, 2015.
(15)	Includes 29,876 shares of common stock which may be acquired by Dr. Quart upon the exercise of options that are exercisable within 60 days of April 10, 2015.
(16)	Includes 141,940 shares of common stock which may be acquired by Dr. Quinn upon the exercise of options that are exercisable within 60 days of April 10, 2015.
(17)	Includes 29,583 shares of common stock which may be acquired by Mr. Tisch upon the exercise of options that are exercisable within 60 days of April 10, 2015. Does not include shares owned by Mr. Tisch’s family members, as to which Mr. Tisch disclaims beneficial ownership.
(18)	Includes 14,583 shares of common stock which may be acquired by Mr. Williams upon the exercise of options that are exercisable within 60 days of April 10, 2015.
(19)	Includes 29,583 shares of common stock which may be acquired by Mr. Wirth upon the exercise of options that are exercisable within 60 days of April 10, 2015.
(20)	Represents the directors and executive officers of the Company as of April 10, 2015. Includes 820,616 shares of common stock which may be acquired by all directors and executive officers upon the exercise of options that are exercisable within 60 days of April 10, 2015.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Introduction

This Compensation Discussion and Analysis section discusses our executive officer compensation program and the decisions made with respect to 2014 compensation for our executive officers identified in the Summary Compensation Table (our named executive officers). Our named executive officers for 2014 were:

Name	Position
Sanj K. Patel	President and Chief Executive Officer
Carsten Boess	Senior Vice President, Chief Financial Officer
Robert Bazemore(1)	Chief Operating Officer
Anthony G. Quinn	Executive Vice President, Chief Medical Officer and Head of Research and Development
Glen Williams	Senior Vice President, Global Technical Operations

(1)	Mr. Bazemore joined the Company on September 22, 2014.

The material elements of 2014 compensation paid to our named executive officers includes:

•	base salaries;

•	annual cash incentive bonuses, which were paid in December 2014; and

•	long-term equity-incentive awards (LTIs), which were granted in June 2014.

Relationship Between 2014 Company Performance and Compensation Decisions

The compensation of our named executive officers for 2014 is based on the performance of the Company and our individual executives during the year. It is also consistent with our compensation objectives — to focus our executive officers on the achievement of key business objectives and to align their interests with those of our stockholders. The key corporate objectives applicable to our executive officers for 2014 and the key corporate accomplishments considered in the determination of executive compensation by the Compensation Committee for each objective were as follows:

Advancement of Synageva’s Lead Program, Kanuma™ (sebelipase alfa)

In 2014, we successfully achieved multiple important corporate and product development milestones. Success in achieving these milestones enabled us to continue to develop our lead program, Kanuma™ (sebelipase alfa), and our pipeline programs, moving the Company closer toward becoming a fully integrated, global organization focused on the development, manufacturing and commercialization of therapies for patients suffering from rare and devastating diseases.

•	In particular, the Company made the following progress with Kanuma:

•

Reported positive top-line results from the phase 3 study of Kanuma in children and adults with LAL Deficiency including meeting the primary endpoint and six secondary endpoints across multiple disease abnormalities.

•	Submitted a Biologic License Application (BLA) to the U.S. Food and Drug Administration (FDA) for the commercialization of Kanuma in the U.S.

•	Submitted a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) for the commercialization of Kanuma in the European Union.

•	Significantly expanded its global medical and commercial operations and capabilities to support Kanuma and eventually, the pipeline programs as they mature.

Pipeline Development

•

In 2014, we advanced our second program, SBC-103, an enzyme replacement therapy for mucopolysaccharidosis type IIIB (MPS IIIB), or Sanfilippo B. Specifically, we filed an Investigational New Drug application (IND) with the FDA and initiated a phase I/II clinical trial.

•

We also advanced our next program, SBC-105, a first-mover enzyme replacement therapy in preclinical development for rare disorders of calcification, including the first planned indication for generalized arterial calcification of infancy (GACI).

•	In addition, we produced enzymes targeting Hunter syndrome, Fabry disease and Pompe disease with expression levels and activity that support further preclinical development.

We also further strengthened our balance sheet through an underwritten public offering in 2014 yielding net proceeds of approximately $201 million.

2014 Compensation Highlights and Key Decisions

Our compensation philosophy is to align each executive’s compensation with our short-term and long-term performance and to provide the compensation and incentives needed to attract, motivate and retain key executives who are crucial to our long-term success. Consistent with this philosophy, a significant portion of the total compensation opportunity for each of our executives is directly related to performance factors that measure our progress against our key corporate objectives, as well as the level of achievement of individual goals developed by the Compensation Committee and approved by the Board of Directors at the beginning of the year in support of such objectives.

Base salaries should be paid in the range of the market median. In 2014, the base salaries for our named executive officers, other than Dr. Quinn, were considered to be in the range of the market median and were increased between 3% and 5% for merit in alignment with the average increase for other employees of the Company and in line with industry trends. Dr. Quinn’s salary was increased 7% to bring him closer to the market median of our peer group, which is identified and discussed below.

Annual cash incentive awards reflected 2014 Company and individual performance. We seek to tie a substantial portion of an executive’s overall compensation to our performance. In 2014, as described above, we executed on our strategic plan and produced strong results and significant value creation for our stockholders, and achieved multiple strategic, operational and product objectives. The Compensation Committee determined that cash incentive awards above the target amounts described below were warranted and consistent with our philosophy of paying cash incentive bonuses based on performance.

Long-term incentive awards, particularly stock options, are an important element of compensation and value creation. We believe that equity compensation should be targeted in the range of the 75th percentile of our market peers to retain and incentivize our executives in a very competitive industry landscape. The Compensation Committee believes that a practice of granting LTIs to Synageva executives will contribute to long-term successful Company performance. In particular, the use of stock options aligns the interests of our executives with our stockholders because our executives will only realize a return on an option if Synageva’s stock price increases. Stock options do not guarantee value to the executive. We continued our practice commenced in 2012 to grant long-term equity incentive awards at or around our annual meeting, which is typically mid-year, in order to align the timing of these grants with the equity awards made to our non-employee members of the Board of Directors, as well as allow a mid-year review of Company results prior to the issuance of these awards.

Summary of Compensation Analysis

Each year, the Compensation Committee reviews and establishes Synageva’s overall executive compensation strategy. The Compensation Committee evaluates Synageva’s existing compensation program and considers whether changes are necessary or advisable due to changed conditions, Company performance, best practices or otherwise. As part of the evaluation, the Compensation Committee considers whether new programs or strategies should be introduced.

At our 2014 annual meeting of stockholders, we held an advisory vote on executive compensation. Approximately 98% of the votes cast on the proposal were in favor of our named executive officer compensation. The Compensation Committee reviewed the final 2014 say-on-pay vote results and determined that, based on its assessment, and in consideration of many of the factors described throughout this discussion, the Compensation Committee believes that the executive compensation program substantially achieved its objectives for 2014 and is well aligned with the compensation philosophies described below. The Compensation Committee did not recommend any changes to its executive compensation program for 2014.

Key decisions regarding Synageva’s 2014 executive officer compensation were made in December 2013, June 2014 and December 2014.

•	In December 2013, the Compensation Committee recommended the 2014 base salaries to the Board of Directors, which were approved by the Board of Directors in December 2013.

•

In December 2013, the Compensation Committee recommended annual cash incentive targets and, in January 2014, corporate and individual performance goals, each of which were subsequently approved by the Board of Directors in March 2014.

•	In June 2014, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved the granting of stock options to all named executive officers.

•

In September 2014, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved for Mr. Bazemore in connection with his hire the following compensation terms: a base salary of $480,000; annual bonus targeted at 40% of base salary; an equity grant consisting of 30,000 restricted stock units (RSUs) and 50,000 stock options, each vesting over four years; a sign-on bonus in the amount of $100,000; and relocation assistance consisting of the cost of temporary housing for up to nine months and $100,000 relocation bonus to be paid at the time of his full relocation to Massachusetts.

•	In December 2014, the Compensation Committee recommended to the Board of Directors and the Board of Directors approved annual cash incentive payments for 2014 performance.

Executive Compensation Philosophy

The primary objective of our executive compensation policy is to attract, retain and motivate the key executives necessary for our short- and long-term success. We seek to tie short- and long-term cash and equity incentives to employee performance, including the achievement of measurable corporate and individual objectives, and to align executives’ incentives with stockholder value. The Compensation Committee seeks to implement its compensation programs in a way that ties a substantial portion of an executive’s overall compensation to Synageva’s performance and each element of an individual’s compensation is evaluated and determined in consideration of such person’s contribution and performance. With the exception of Mr. Patel, who is guaranteed a minimum annual cash incentive payment of 25% of his base salary, no executive is guaranteed a cash or equity incentive award and such incentives are determined at levels that the Compensation Committee believes drives performance.

The Compensation Committee approves compensation programs based on certain compensation philosophies, including the following:

•

Pay for performance. Compensation programs should reward performance, typically demonstrated through the achievement of corporate and individual performance objectives. Company performance is a key consideration in determining employee compensation. The Compensation Committee believes that compensation for Synageva’s employees serving in the most senior management positions of the Company should be most closely linked to corporate performance and increasing stockholder value. We structure our programs to deliver greater rewards when corporate and individual performance exceeds expectations or performance objectives. If corporate or individual performance is short of expectations, or if objectives are not achieved, our compensation programs are structured so that they deliver lower compensation.

•

Attract, retain and motivate. Compensation programs must help Synageva attract, retain and motivate highly talented individuals with necessary skills and demonstrated abilities who will contribute to the success of Synageva by executing its short- and long-term strategic plans.

•

Competitive with peer group. Executive compensation should be considered in comparison with compensation paid by market peers to ensure that Synageva is competitive with other companies who compete with us for talent.

•

Balanced combination of compensation elements. Compensation programs should include a balance of cash and equity incentives to reward short-term and long-term performance. Each element of compensation should be used in a way that drives certain behavior, recognizing that different elements may be effectively used to drive different behavior. For example, LTIs are used to align the interests of our executive officers more closely with stockholders through equity ownership while our annual cash incentives are used to motivate individuals to achieve short-term objectives.

•

Fair and consistent. The overall structure of Synageva’s compensation programs should be similar across its global organization, taking into account grade-level, geographical and local considerations, and should reward employees based on responsibilities and performance.

Role of the Compensation Committee

Our executive compensation policy is set by the Compensation Committee, and the Compensation Committee is also responsible for approving the compensation of our named executive officers for recommendation to the full Board of Directors. The Compensation Committee regularly reassesses and reviews our compensation policy and programs.

Compensation determinations are not based on a rigid mathematical formula but rather multiple factors. The Compensation Committee undertakes an annual benchmarking exercise to compare each executive’s proposed compensation to that of individuals in similar positions at a peer group of companies. Generally, the Compensation Committee seeks to target base salary and target annual cash incentives for each executive in the range of the median of the peer group and LTIs in the range of the 75th percentile.

The Compensation Committee also evaluates, at the end of the year, the annual performance of Synageva and the Chief Executive Officer (CEO) by assessing the achievement of Synageva’s objectives, which are approved at the beginning of each year, and determining the level of achievement which is calculated as a percentage of the objective. The Compensation Committee reviews and approves the CEO’s evaluation of individual performance of Synageva’s other executive officers, including an assessment of achievement of individual objectives, which are also approved at the beginning of each year. Finally, the Compensation Committee takes into account each individual’s contributions in resolving unanticipated matters, general economic conditions, and any other factors the Compensation Committee deems relevant. Per its charter, the Compensation Committee may form subcommittees and delegate authority to any subcommittee or other administrator, as appropriate.

Role of Executives in 2014 Compensation Decisions

It is Synageva’s policy that no executive officer participates or makes recommendations regarding his or her own compensation.

A small number of executives generally attend Compensation Committee meetings, including the Company’s CEO and the Senior Vice President, Human Resources. Executive sessions of the Compensation Committee are conducted without any Synageva executives.

The CEO, with limited staff and management support, works with the Compensation Committee and our compensation consultant to determine compensation recommendations and achievement of individual performance goals for our executive officers other than himself. His recommendations are submitted to the Compensation Committee for review, discussion, modification and recommendation to the full Board of Directors.

The Compensation Committee is responsible for evaluating and determining CEO compensation for recommendation to the full Board of Directors and works directly with the compensation consultant, with limited support from Synageva staff and without input from the CEO.

Role of the Compensation Consultant

In 2014, after evaluating the performance of its compensation consultant, Compensia, Inc. (Compensia), the Compensation Committee again retained Compensia as an external, independent executive compensation consultant. The Compensation Committee uses the analysis prepared by the consultant as part of its periodic review of Synageva’s executive and director compensation practices. The consultant reports directly to the Compensation Committee, and the Compensation Committee has the final authority to hire and terminate the consultant. The Compensation Committee evaluates the consultant annually.

Compensia attends certain meetings of the Compensation Committee, as requested, and may communicate with the Compensation Committee chairman between meetings; however, the Compensation Committee makes all decisions regarding the compensation of our executive officers.

Compensia provided advice, information and recommendations directly to, and at the request of, the Compensation Committee, and the Compensation Committee’s decisions regarding the components and amounts of executive and director compensation were informed by the analysis and input of Compensia. The Compensation Committee assessed Compensia’s independence in 2014. The Compensation Committee determined that Compensia was independent and there were no conflicts of interest that would impact the advice to the Compensation Committee from Compensia and the representative of Compensia who advises the committee on executive compensation matters.

Components of Compensation—General

The components of our executive compensation program include the following:

•	base salary;

•	annual cash incentives;

•	long-term equity-based incentives;

•	severance benefits; and

•	certain other limited personal benefits.

The Compensation Committee believes that each component of compensation should be used in a manner that drives certain conduct. The Compensation Committee believes that base salary should provide a secure, fixed amount of compensation to attract and retain highly talented individuals, while the second element of cash compensation, annual cash incentives, should be used as a tool to motivate executives to achieve short-term, annual goals. Meanwhile, LTIs more closely align the interests of our executives with those of our stockholders.

When establishing annual incentive compensation opportunities, the Compensation Committee evaluates the 50th and 75th percentiles of the peer group for similar positions to understand where these opportunities fall relative to the competitive market. In making compensation determinations, the Compensation Committee considers each component of compensation in relation to the total amount of compensation paid and whether the compensation package as a whole adequately compensates each executive for Synageva’s performance during the past year and each executive’s contribution to such performance.

In consideration of Synageva’s 2013 performance, the Compensation Committee sought to achieve 2014 total compensation between the 50th and 75th percentiles of the market peers, even if certain components were below or above such level. Generally, 2014 base salary and target annual cash incentives for each named executive were in the range of the median for our peer group at the time such compensation was determined, while LTIs were above the market median and in the range of the 75th percentile.

We discuss each component of our compensation program in more detail below, including the rationale for 2014 compensation decisions.

Peer Group Analysis

The Compensation Committee believes that executive compensation should be considered in comparison with compensation paid by market peers to ensure that Synageva is competitive with other companies who compete with us for talent. The Compensation Committee, together with its compensation consultant, reviews the peer group on a regular basis and approves the peer group annually. The Compensation Committee believes that the factors listed below are the most important to consider for its determination of the Synageva peer group:

•	Industry. A peer company should operate in the same industry.

•	Recruiting. A peer company should compete with Synageva for talent.

•

Commercial Capabilities. A peer company’s commercial capabilities should reflect the capabilities Synageva has established and is developing. The successful development and commercialization of drugs for orphan diseases require substantial investments in medical education to support clinical development. For this reason, the development of orphan drugs typically require the establishment of medical affairs and commercial capabilities earlier than that required for the development of drugs for more traditional markets. The Compensation Committee considers the commercial capabilities that peer companies have established or are developing.

•

Market Capitalization. A peer company’s market capitalization should be similar, but not necessarily identical, to Synageva’s market capitalization as an indicator of financial performance, investment and size.

•

Employees. A peer company’s size should be similar to Synageva’s. The Compensation Committee measures size by comparing the number of employees which the Compensation Committee believes is the appropriate metric and is the metric used by many companies and proxy advisory firms.

•	Stage of Development. A peer company should be at a similar stage of development.

•	Orphan Disease Focus. A peer company should be focused on the development and commercialization of therapeutic products for rare diseases.

•	Location. A peer company should be in a geographic location that has similar executive compensation levels as Synageva.

The Compensation Committee endeavors to select peer companies that exhibit all of the factors set forth above but recognizes that it cannot develop a peer group in which all companies exhibit all factors. All of Synageva’s peer companies are in the same industry and have the same or similar Standard Industrial Classification (SIC) Code. However, the similarities between Synageva and a particular peer company with respect to any of the other factors listed above, such as commercial capabilities, will vary. Further, with respect to a particular factor, such as orphan disease focus, there may be no similarity. The Compensation Committee believes that in some cases the peer group should be designed to purposefully include companies that are not identical to Synageva. For example, the Compensation Committee believes that the peer group should include companies with both higher as well as lower market capitalization than Synageva to fairly represent the median compensation paid to executives at such companies as a group. However, in some cases, the lack of similarity is not by design of the peer group, but rather because there are not a sufficient number of companies that are similar to Synageva with respect to such factor. For example, not all companies in Synageva’s peer group are in the same stage of clinical development. The Compensation Committee believes that it is not possible to eliminate such differences entirely and recognizes the possibility that shifts in its peer group selection could influence executive compensation decisions. The Compensation Committee seeks to mitigate such risk by not relying entirely on any one or two factors, but to include companies that represent as many of the factors listed above as possible. The Compensation Committee also seeks to avoid reliance on one or two factors alone, such as commercial capabilities and market capitalization, because doing so would likely alter, possibly significantly, the results of the benchmarking exercise and the Compensation Committee’s determinations. The Compensation Committee believes that the mix of factors listed above results in a balanced and representative peer group, taking into consideration Synageva’s operations and needs, and the Compensation Committee expects that use of such peer group will result in compensation decisions that support the Company’s compensation philosophy and objectives.

The Compensation Committee generally compares the compensation of each named executive officer in relation to both the median and the 75th percentile of the peer group for similar positions at the peer group. The Compensation Committee also takes into account various factors such as the unique characteristics of the individual’s position, and any succession and retention considerations.

Over the course of 2014, the Compensation Committee, together with Compensia, reviewed a peer group that had been selected in 2013 based on its evaluation of several factors, including the factors described above under Peer Group Analysis. Due to the changes to the independent status of Idenix Pharmaceuticals, Inc. and ViroPharma Incorporated and to better align our peer group with Synageva’s size and market capitalization, the peer group was updated in May of 2014 to assist the Compensation Committee in determining the appropriate long-term incentive compensation prior to the equity grants in June of 2014.

The 2013 peer group used by the Compensation Committee to assist in the determination of 2014 base salary compensation and 2014 annual cash incentive bonus targets was comprised of the following companies:

Achillion Pharmaceuticals, Inc.	ImmunoGen, Inc.
Aegerion Therapeutics, Inc.	Infinity Pharmaceuticals, Inc.
Alnylam Pharmaceuticals, Inc.	InterMune, Inc.
ARIAD Pharmaceuticals, Inc.	Lexicon Pharmaceuticals, Inc.
AVEO Pharmaceuticals, Inc.	Momenta Pharmaceuticals, Inc.
BioMarin Pharmaceuticals Inc.	Nektar Therapeutics
Clovis Oncology, Inc.	Pharmacyclics, Inc.
Dynavax Technologies Corporation	ViroPharma Incorporated
Idenix Pharmaceuticals, Inc.

Compensia collected its data from peer group proxy statements and from the 2013 Radford Global Life Sciences Survey.

The updated peer group used by the Compensation Committee to assist in the determination of 2014 long-term incentive compensation was comprised of the following companies:

Acadia Pharmaceuticals, Inc.	Intercept Pharmaceuticals, Inc.
Aegerion Therapeutics, Inc.	InterMune, Inc.
Agios Pharmaceuticals, Inc.	Nektar Therapeutics
Alnylam Pharmaceuticals, Inc.	Opko Health, Inc.
ARIAD Pharmaceuticals, Inc.	Pharmacyclics, Inc.
BioMarin Pharmaceuticals Inc.	Portola Pharmaceuticals, Inc.
Clovis Oncology, Inc.	Seattle Genetics, Inc.
ImmunoGen, Inc.

Compensia collected its data from peer group proxy statements and from the 2014 Radford Global Life Sciences Survey.

The Compensation Committee places significant emphasis on the use of comparative market data. The Compensation Committee uses the market information to ensure that compensation for executives is at least competitive with the peer group. The information also provides a framework for the Compensation Committee in evaluating and awarding compensation in circumstances of superior performance. Compensia provides peer group data for each Synageva executive by matching the Synageva executive with executives in the peer group with similar titles and similar job responsibilities. The Compensation Committee also recognizes that differences exist between the duties of Synageva’s executives and those matched at the peer group of companies. The Compensation Committee considers such differences when evaluating compensation and performance.

2014 Compensation Components

As a baseline for awarding compensation and prior to making annual executive compensation decisions, the Compensation Committee evaluates Synageva’s performance for the prior year by assessing if, and the extent to which, Synageva achieved or failed to achieve the corporate goals approved by the Compensation Committee and the Board of Directors. To assist in the determination of 2015 base salaries and achievement of targets for annual cash incentive awards, the Compensation Committee evaluated Synageva’s performance in December 2014 and determined that Synageva achieved 105% of its approved corporate goals for 2014. Specifically, Synageva made the following progress:

•

Reported positive top-line results from the phase 3 study of Kanuma in children and adults with LAL Deficiency including meeting the primary end-point and six secondary endpoints across multiple disease abnormalities;

•	Submitted a BLA to the FDA for the commercialization of Kanuma in the U.S.;

•	Submitted a MAA to the EMA for the commercialization of Kanuma in the European Union;

•	Significantly expanded our global medical and commercial operations and capabilities to support Kanuma;

•	Filed an IND with the FDA and initiated a phase I/II clinical trial in our second program, SBC-103, an enzyme replacement therapy for mucopolysaccharidosis type IIIB (MPS IIIB), or Sanfilippo B;

•

Advanced our next program, SBC-105, a first-mover enzyme replacement therapy in preclinical development for rare disorders of calcification, including the first planned indication for generalized arterial calcification of infancy (GACI);

•	Produced enzymes targeting Hunter Syndrome, Fabry Disease and Pompe Disease with expression levels and activity that support further preclinical development; and

•	Strengthened our balance sheet through an underwritten public offering in 2014 yielding net proceeds of approximately $201 million.

In June 2014, the Compensation Committee recommended for the approval by the Board of Directors the granting of stock options for all then serving executive officers. In December 2014, the Compensation Committee reviewed the 2014 corporate goals and the goals of the individual then-serving named executive officers, other than Mr. Patel, in order to determine the payment of 2014 annual cash incentive awards and also approved 2015 base salaries and 2015 annual cash incentive targets, subject to the approval of the Board of Directors. In approving and awarding these components of compensation, the Compensation Committee determined that Synageva exceeded its 2014 corporate goals, had a strong performance in 2014, and that the Compensation Committee should seek to achieve total compensation for each executive commensurate with those accomplishments.

Base Salary

Base salary represents a secure, fixed component of an executive’s compensation. Determinations of base salary levels for our executives are established based on the position, the scope of responsibilities, and the prior relevant background, training and experience of each individual. Base salaries take into account an annual review of marketplace competitiveness with the peer group. We believe that base salaries for our executives are competitive in the industry and that Synageva’s base salary levels have contributed to our ability to successfully attract and retain highly talented executives.

In determining 2014 and 2015 base salaries, the Compensation Committee relied on the market comparisons provided by its compensation consultant. As with each other component of compensation, an executive’s base salary is evaluated together with other components of the executive’s compensation in the aggregate to ensure that the executive’s total compensation is in line with our overall compensation philosophy.

On an individual basis, 2014 and 2015 annual increases in base salary reflect marketplace competitiveness levels, the industry’s annual competitive pay practices, an individual’s contributions to Synageva’s overall performance, and length of service. Utilizing the peer group data, 2014 and 2015 base salaries of all positions for which there was available and adequate data was evaluated and compared to Synageva’s base salaries during 2013 and 2014.

In 2014, the base salaries for our named executive officers, other than Dr. Quinn, were considered to be in the range of the market median and were increased between 3% and 5% for merit in alignment with the average increase for other employees of the Company and in line with industry trends. Dr. Quinn’s salary was increased 7% to bring him closer to the market median of our peer group. Mr. Bazemore’s 2014 salary was negotiated at the time of his hiring in September 2014. In setting base salaries for 2015 and consistent with previous annual base salary evaluations, the Compensation Committee determined that base salaries for the named executive officers should be within the range of the market median. In December 2014, the Compensation Committee and the Board of Directors approved increases of 5% for Mr. Patel, and 4% each for Messrs. Boess, Bazemore and Williams. Dr. Quinn received an increase of 14% to bring him closer to the market median of our peer group.

Annual Incentive Bonuses

Synageva seeks to deliver target annual cash incentives in the range of the 50th percentile of our peer group. In 2014, and in consideration of Synageva’s strong performance, the amount of annual incentives actually paid to our named executive officers was at or above the market median of the peer companies.

Annual cash incentive bonuses are designed to reward annual achievements and to be commensurate with each executive officer’s scope of responsibilities, demonstrated leadership, management abilities and effectiveness in his role. Annual cash incentive bonuses are also intended to retain executives, to motivate executives to achieve short-term (annual) success, and to reward, in the short-term, significant contributions to the success of Synageva. While Synageva’s policy is to pay a significant portion of its senior executives’ cash compensation in the form of annual incentive bonuses, no senior executive of Synageva, with the exception of Mr. Patel who is guaranteed a minimum bonus payout of 25% of his salary, is guaranteed an annual incentive bonus.

As noted above, the Compensation Committee first approves each executive’s target (a percentage of base salary) at the beginning of each calendar year and establishes annual corporate performance goals as well as individual goals for the executive officers, other than Mr. Patel. Corporate and individual goals are proposed by management, reviewed and approved by the Compensation Committee and also approved by the Board of Directors. The Compensation Committee considers and assigns a relative weight to each corporate goal to appropriately focus efforts on corporate goals that are intended to enhance stockholder value and an overall weight of 10% for individual goals, except for Mr. Patel who is only evaluated on achievement of the corporate goals. In December 2014, prior to approving 2014 annual incentive bonuses, the Compensation Committee evaluated Synageva’s 2014 performance by assessing if, and the extent to which, Synageva achieved or failed to achieve the corporate goals approved by the Compensation Committee and the Board of Directors for 2014. In assessing the performance of management against pre-determined goals, the Compensation Committee and the Board of Directors may consider circumstances such as the over-achievement of goals and management’s ability to capitalize on newly identified opportunities or manage through obstacles not foreseen at the time the goals were established. The Compensation Committee determined that Synageva’s 2014 performance, in total, exceeded the approved corporate goals.

In December 2013, the Compensation Committee and the Board of Directors approved the following annual cash incentive bonus targets as a percentage of base salary for 2014: 60% for Mr. Patel, 40% for Dr. Quinn, and 35% for Messrs. Boess and Williams. Mr. Bazemore’s bonus target was negotiated at the time of hire and was set at 40% under his employment agreement. The Compensation Committee believed that targets should be set in a manner consistent with Synageva’s compensation philosophy of paying for performance, and maintaining competitive compensation arrangements in order to retain and motivate our executives. The Compensation Committee set targets in the range of the median of the peer group. Actual annual cash incentive bonuses for 2014 were approved and paid in December 2014 based on the achievement of the corporate and individual goals.

Set forth below are the 2014 corporate goals, the weight assigned and Synageva’s achievement:

Corporate Goal	Assigned Weight	2014 Achievement
(1) Kanuma	55	55

•      Report top-line results from the phase 3 study of Kanuma in children and adults with LAL Deficiency

•      Submit a BLA to the FDA for the commercialization of Kanuma in the U.S.

•      Submit a MAA to the EMA for the commercialization of Kanuma in the European Union

•      Ensure adequate supply of Kanuma

•      Prepare for the future launch of Kanuma including continuing to increase awareness and knowledge of LAL Deficiency in the medical community

(2) Pipeline development and research	40	45
• Submission of an IND for SBC-103 • Advance an additional pipeline candidate through proof of concept • Identify and advance new research targets
(3) Corporate and general and administrative activities	5	5
• Strengthen the balance sheet • Manage Company resources within budget/forecast targets

Totals:	100	105

To optimize achievement of corporate goals, individual goals are set in support of annual corporate goals for all executives other than Mr. Patel, and represent 10% of each named executive officer’s annual incentive bonus payment. The annual corporate goals represent the other 90% of each named executive officer’s goals. Individual goals for 2014 overlapped with our corporate goals for 2014 and consisted of sub-goals designed to achieve our corporate goals.

•

Mr. Boess’ individual goals were: strengthen the balance sheet; manage Company resources within budget/forecast targets; implement long-range financial planning; optimize global financial and operations management; and evaluate and execute on business development opportunities.

•

Dr. Quinn’s individual goals were: submit the BLA and MAA for Kanuma; submit the IND for SBC-103; progress activities to broaden application of protein manufacturing; and identify and advance new research targets.

•

Mr. Bazemore’s individual goals were: build global commercial infrastructure in anticipation of future commercial launch; develop and execute on initiatives to increase patient identification; and develop and optimize global medical affairs team.

•

Mr. Williams’ individual goals were: complete the commercial manufacturing process for Kanuma and support filing of BLA and MAA; continue to develop and optimize the technical operations team; continue to expand our product supply capabilities, enhance manufacturing for SBC-103; expand inventory for both Kanuma and SBC-103; and continue to expand our supply chain.

Prior to the December 2014 Compensation Committee meeting, Mr. Patel reviewed in detail the performance of each named executive officer, excluding himself, and considered such individual’s contributions to Synageva’s success in 2014 and recommended the annual cash incentive bonus to be paid to each individual based on the achievement of the individual goals set forth above. In making his recommendations, Mr. Patel worked closely with the Compensation Committee, relied on data provided by Compensia, and received limited support from staff and other members of management.

The Compensation Committee considered 2014 to be a strong year for Synageva. In 2014, the Company attained key strategic milestones that the Compensation Committee expects to provide long-term value to Synageva’s business, to patients and to stockholders. In particular, Synageva:

•

Made significant progress in the development of Kanuma. Synageva reported positive top-line results from the phase 3 study of Kanuma in children and adults with LAL Deficiency and submitted a BLA in the U.S. and MAA in Europe.

•

Achieved milestones for SBC-103 and the pipeline. Submitted an IND to the FDA for SBC-103 and progressed both SBC-105 and potentially bio-superior treatments for patient populations where there is still unmet medical need.

•	Strengthened the balance sheet. Synageva completed a follow-on offering of its common stock generating approximately $201 million of net proceeds.

Mr. Patel recommended annual cash incentives based on strong individual and corporate performance in 2014. Synageva exceeded 2014 objectives and each executive made important contributions to Synageva’s 2014 achievements. The Compensation Committee discussed Mr. Patel’s recommendations for the named executive officers and determined that annual cash incentive decisions for the named executive officers, including Mr. Patel, should reflect Synageva’s strong performance in 2014 and recognition of significant achievements.

In December 2014, Mr. Patel, Dr. Quinn, Mr. Boess and Mr. Williams received annual incentive bonuses with respect to 2014 performance of $397,641, $168,361, $136,471, and $121,139, respectively, representing 105%, 104%, 104%, and 104% of the target annual incentive bonus amounts, respectively. Mr. Bazemore received an annual incentive bonus of $54,707 representing 104% of the target annual incentive bonus amount, prorated based on his start date of September 22, 2014.

2014 Long-Term Incentive Awards

Synageva primarily uses stock options as its LTIs, although in 2014, due to the competitive nature of the recruiting process, the Compensation Committee recommended and the Board of Directors approved a grant of RSUs for the first time as part of the new hire package for Mr. Bazemore. The Compensation Committee reviews and approves LTI grant guidelines for all positions and levels throughout the global organization other than executives (senior vice presidents and above). The LTI grant guidelines are established to ensure that Synageva’s grant practices are competitive in each jurisdiction where our employees are located. We review market data by position, level and geographical region and establish guidelines and award values that we believe enable us to attract, retain and motivate a talented, values driven workforce.

An eligible employee will receive an annual award after the employee’s performance is evaluated and the actual LTI value delivered for each individual recipient is based on the LTI guidelines and an assessment of an individual’s performance.

The Compensation Committee has not established LTI grant guidelines for its executives, including the named executive officers. Together with the compensation consultant, the Compensation Committee conducts a detailed benchmarking exercise to evaluate each executive’s award levels compared to market peers. In determining LTI awards for executives, the Compensation Committee considers:

•	the peer group market data;

•	the individual’s contribution during the prior year and year-to-date, as well as the individual’s potential contribution to Synageva’s growth and financial results;

•	the value of proposed awards;

•	corporate performance; and

•	the individual’s level of responsibility within Synageva.

As is the case when the amount of base salary and annual cash incentive opportunity is determined, when determining LTI values, a review of all of the executive’s compensation is conducted to ensure that an executive’s total compensation conforms to our overall philosophy and objectives.

Options are granted with an exercise price equal to the fair market value of Synageva’s common stock on the date of grant and, accordingly, will only have value if Synageva’s stock price increases. In 2014, in response to the competitive nature of his recruitment, we also granted RSUs for the first time to Mr. Bazemore as part of his new hire package. Generally, LTI awards vest over four years and the individual must be employed by Synageva as an employee, director or consultant for such awards to vest. The Compensation Committee believes that conditioning these awards on employment also serves as a valuable retention tool.

The Compensation Committee believes that long-term equity-based incentive awards are a critical element of compensation. However, like a short-term cash incentive award (or cash bonus), a long-term equity incentive award is a variable component of each employee’s compensation and no individual, including any executive, is guaranteed to receive an award or a certain value. In determining 2014 grant levels, which were evaluated in May 2014, the Compensation Committee recognized the importance of maintaining this alignment and considered Synageva’s strong 2013 and to date 2014 performance. The Compensation Committee believed that it was appropriate to set 2014 grant levels in the range of the 75th percentile of the peer group.

The Compensation Committee believes that its practice of awarding LTIs to Synageva executives has contributed to long-term successful performance, which has been demonstrated through substantial value creation for Synageva’s stockholders. Starting in 2012, LTI awards are granted at or around our annual meeting which is typically mid-year. The timing of these awards align the timing of management and board LTI awards as well as allow a mid-year review of Company results prior to the awards.

LTIs were granted to executives (and other employees and the board of directors) in June 2014. The Compensation Committee approved LTIs to Mr. Patel, Mr. Boess, Dr. Quinn, and Mr. Williams in the amounts set forth in the table under the heading “Grants of Plan-Based Awards.” Mr. Bazemore received a new hire equity grant award that was negotiated at the time of his hire which included both stock options and RSUs in the amounts set forth in the table under the heading “Grants of Plan-Based Awards”.

Termination Based Compensation

We provide severance payments and other benefits to our executives under written employment agreements if they are terminated without cause or in certain other instances, including in connection with a change of control. We believe that executives, particularly a company’s most senior executives, often face challenges securing new employment following termination and that non-financial severance terms identify important continuing obligations of both Synageva and our executive officers, such as protection against competition and solicitation. In addition, severance provisions related to a change of control also assist in retaining high quality executives and keeping them focused on their responsibilities during any period in which a change of control may be contemplated or pending, and in providing the executives a sense of security and trust that they will be treated fairly during such transactions. For details on the severance payments our executives are entitled to, please refer to the section entitled “Potential Payments Upon Termination or Change of Control” in this proxy statement.

Personal Benefits

We generally do not provide, and executives are not entitled to, perquisites such as permanent lodging, cars or defraying the cost of personal entertainment or family travel. Mr. Bazemore received certain benefits in connection with his relocation to Lexington, MA upon his hire in 2014. The amounts paid to Mr. Bazemore in 2014 for such benefits are reflected in the Summary Compensation Table. Mr. Bazemore also received a new hire sign-on bonus of $100,000, which was negotiated at the time of his hiring in September of 2014.

Assessment of Risk

The Compensation Committee monitors the risks associated with our executive compensation programs and individual compensation decisions. The Compensation Committee has concluded that risks associated with our compensation policies and practices are within our ability to effectively monitor and manage and that the risks are not reasonably likely to have a material adverse effect on Synageva.

Other Compensation Matters

The Compensation Committee regularly reviews, assesses and discusses Synageva’s compensation programs to determine whether its practices and policies achieve Synageva’s compensation objectives and are consistent with the Company’s compensation philosophies. The Compensation Committee believes that compensation programs should be adjusted and should evolve over time due to many considerations and factors, including Synageva’s performance, Synageva’s growth, stockholder sentiment and feedback, compensation and corporate governance best practices, risk mitigation strategies, and regulatory developments. The Compensation Committee believes that Synageva’s current compensation practices have contributed to Synageva’s strong short- and long-term performance, including Synageva’s exceptional performance in 2014, and have facilitated significant stockholder value creation.

SUMMARY COMPENSATION TABLE

The following table shows the compensation paid to the Company’s Principal Executive Officer, Principal Financial Officer and its three highest compensated executive officers other than the Principal Executive Officer and Principal Financial Officer for services rendered in 2014, 2013 and 2012, as applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Sanj K. Patel	2014	631,176	—	—	6,028,800	397,641	11,950	7,069,567
President and Chief Executive Officer	2013	601,120	—	—	2,796,800	468,874	11,330	3,878,124
	2012	578,000	—	—	2,856,400	364,140	11,200	3,809,740

Carsten Boess	2014	374,920	—	—	2,009,600	136,471	11,384	2,532,375
Senior Vice President, Chief Financial Officer	2013	360,500	—	—	983,250	159,611	10,075	1,513,436
	2012	350,000	—	—	868,500	124,950	10,000	1,353,450

Robert Bazemore(4)	2014	110,770	100,000	1,893,300	1,796,500	54,707	16,852	3,958,570
Chief Operating Officer	2013	—	—	—	—	—	—	—
	2012	—	—	—	—	—	—	—

Anthony G. Quinn	2014	406,668	—	—	2,260,800	168,361	12,069	2,847,898
Executive Vice President, Chief Medical Officer and Head of Research and Development	2013 2012	380,064 365,446	— —	— —	983,250 868,500	193,073 152,026	10,123 10,000	1,566,510 1,395,972

Glen Williams(5)	2014	332,800	—	—	2,260,800	121,139	13,127	2,727,866
Senior Vice President, Global Technical Operations	2013 2012	320,000 75,833	— —	— —	874,000 1,095,600	141,120 27,365	10,190 70,000	1,345,310 1,268,798

(1)	This column represents the grant date fair value of equity awards calculated in accordance with FASB ASC Topic 718. See Note 6 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2014 for details as to the assumptions used to determine the fair value of the awards.
(2)	Represents the annual cash incentive bonus earned by the named executive officer for services performed in 2014, 2013 and 2012.
(3)	Other income for Mr. Patel includes $300 in 2014 and $1,200 for 2013 and 2012 for healthcare reimbursement benefits. All other amounts, other than amounts paid to Mr. Bazemore and Mr. Williams, as described in footnotes 4 and 5, respectively, consist of company-matching 401(k) contributions and taxable group term life insurance benefits.
(4)	Mr. Bazemore’s employment commenced on September 22, 2014. The following amounts are set forth in the All Other Compensation column: We paid Mr. Bazemore a new hire sign-on bonus of $100,000 and $13,559 in connection with his relocation to Lexington, MA upon his hire in 2014. All other amounts consist of Company-matching 401(k) contributions and taxable group term life insurance benefits.
(5)	Mr. Williams’ employment commenced on September 24, 2012. We paid Mr. Williams $70,000 in connection with his relocation to Lexington, MA upon his hire in 2012 and such amount is set forth in the All Other Compensation column.

Chief Executive Officer’s Employment Agreement

Following the Merger, the Board of Directors approved the terms of a new employment agreement with Sanj K. Patel, the Company’s President and Chief Executive Officer, effective as of November 2, 2011 (the “Patel Agreement”).

Under the terms of the Patel Agreement, Mr. Patel is entitled to a base salary, which was set at $631,176 per year for 2014, an annual cash bonus with a target level of 60%, and a minimum payout level of 25%, of his annual base salary. Synageva may also grant Mr. Patel equity awards each year. The performance targets related to Mr. Patel’s annual cash bonus and the terms and conditions of his equity awards are to be determined by the Compensation Committee and approved by the Board, and the actual amount of Mr. Patel’s annual cash bonus shall be determined in good faith by the Compensation Committee based on actual corporate and individual performance. Under the Patel Agreement, if Synageva terminates Mr. Patel’s employment without cause (as defined below) or Mr. Patel terminates his employment for good reason (as defined below), Mr. Patel will be entitled to the following severance:

•	a lump sum equal to 18 months of his base salary plus 1.5x his target annual cash bonus;

•	a pro-rata share of his target annual cash bonus for the year in which the termination occurs;

•	a one-time bonus of $25,000; and

•	acceleration of the vesting of all unvested equity awards held by Mr. Patel by 18 months.

If Synageva terminates Mr. Patel’s employment without cause or he resigns for good reason during the 12 months following a change of control, as defined in the agreement, Mr. Patel will be entitled to the following severance:

•	a lump sum equal to 24 months of his base salary plus 2x his target annual cash bonus;

•	a pro-rata share of his target annual cash bonus for the year in which the termination occurs;

•	a one-time bonus of $25,000; and

•	acceleration of the vesting of all unvested equity awards held by Mr. Patel by 18 months, and full vesting of all awards that were assumed or substituted in the change of control.

Under the Patel Agreement, “cause” means: (i) gross negligence or willful misconduct in performance of the executive’s duties to the Company, where such gross negligence or willful misconduct has resulted in material damage to the Company or any of its affiliates or successors; (ii) commission of any act of fraud, embezzlement or professional dishonesty with respect to the Company or any of its affiliates; (iii) commission of a felony or crime involving moral turpitude; (iv) material breach of any provision of this Agreement or any other written agreement between the executive and the Company; or (v) failure to comply with lawful directives of the Board of Directors, which has caused damage to the Company or any of its affiliates or successors.

Mr. Patel would be entitled to terminate his employment for “good reason” under the Patel Agreement if any of the following events occur without Mr. Patel’s written consent: (i) the assignment to Mr. Patel of duties materially inconsistent with his title, position, status, reporting relationships, authority, duties or responsibilities; (ii) any action by the Company which results in a diminution in Mr. Patel’s title, position, status, reporting relationships, authority, duties or responsibilities, other than insubstantial or inadvertent actions not taken in bad faith which are remedied by the Company promptly after receipt of notice thereof given by Mr. Patel; (iii) a requirement that Mr. Patel relocate his primary reporting location to a location more than 50 miles from the location of the Company’s offices in Lexington, Massachusetts; (iv) any failure by the Company to comply with certain provisions of the Patel Agreement, other than insubstantial or inadvertent failures not in bad faith which are remedied by the Company promptly after receipt of notice thereof given by Mr. Patel; (v) a material diminution in the budget over which Mr. Patel has responsibility; or (vi) a breach by the Company of any written agreement between the Company and Mr. Patel.

Executive Employment Agreements with Carsten Boess, Robert Bazemore, Anthony G. Quinn and Glen Williams

Mr. Boess and Dr. Quinn entered into employment agreements following the Merger, effective November 2, 2011. Mr. Williams entered into an employment agreement effective upon his hire on September 24, 2012. Mr. Bazemore entered into an employment agreement effective upon his hire on September 22, 2014. Collectively, we refer to these agreements at the “Executive Employment Agreements.”

Pursuant to the Executive Employment Agreements, the Company will pay Mr. Bazemore, Mr. Boess, Dr. Quinn and Mr. Williams’s annual base salaries in amounts determined by the Compensation Committee, and each executive shall be eligible to receive an annual cash bonus of up to 40%, 35%, 40% and 35% of their annual base salaries, respectively. If Synageva terminates the employment of Mr. Bazemore, Mr. Boess, Dr. Quinn or Mr. Williams without cause, as defined below, Synageva will accelerate the vesting of all of the executive’s unvested equity awards by 12 months and the executive will receive (i) cash severance payable in a lump sum equal to 9 months of his base salary for Messrs. Boess and Williams or 12 months of his base salary for Dr. Quinn and Mr. Bazemore; and (ii) a pro-rata share of his target annual cash bonus for the year in which the termination occurs. If Synageva terminates the executive without cause during the 12 months following a change of control, as defined in the agreement, the executive will receive (i) cash severance payable in a lump sum equal to 12 months of his base salary; (ii) a lump sum payment equal to the target annual cash bonus for the year in which the termination occurs; (iii) a one-time bonus of $16,500; and (iv) acceleration of all unvested equity then held by the executive by 12 months and full vesting of all awards that were assumed or substituted in the change of control.

Under the Executive Employment Agreements, “cause” means: (i) gross negligence or willful misconduct in performance of the executive’s duties to the Company, where such gross negligence or willful misconduct has resulted in material damage to the Company or any of its affiliates or successors; (ii) commission of any act of fraud, embezzlement or professional dishonesty with respect to the Company or any of its affiliates; (iii) commission of a felony or crime involving moral turpitude; (iv) material breach of any provision of the Executive Employment Agreement or any other written agreement between the executive and the Company; or (v) failure to comply with lawful directives of the CEO, which has caused damage to the Company or any of its affiliates or successors.

In connection with his appointment, Mr. Bazemore received a one-time sign-on bonus of $100,000. He also received and will continue to receive payments for the cost of temporary housing for up to nine months from his commencement of employment, and a one-time payment of $100,000 as a relocation assistance bonus at the time he relocates.

Annual Cash Bonus Plan

The Company has established an Annual Cash Bonus Plan that is administered by the Compensation Committee. Executive officers and other employees of the Company and its affiliates are eligible to participate. The Compensation Committee selects who may receive bonus awards, the criteria used to determine whether the recipient is entitled to the award, the amount payable, the relative performance period to which the award relates and other terms and conditions as the Compensation Committee deems appropriate with respect to the award.

2014 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding awards made to our named executive officers during the year ended December 31, 2014:

Name	Type of Award(1)		Grant Date	Minimum Payouts Under Non-Equity Incentive Plan ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target (2)($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Option Awards: Numbers of Securities Underlying Options (#)	Exercise Price of Option Awards(3) ($/Sh)	Grant Date Fair Value of Stock and Option Awards(4) ($)(#)
Sanj K. Patel	SO	(5)	6/4/2014	—	—	—	120,000	80.35	6,028,800
	CBP		N/A	157,794	378,706	—	—	—	—
Carsten Boess	SO	(5)	6/4/2014	—	—	—	40,000	80.35	2,009,600
	CBP		N/A	—	131,222	—	—	—	—
Robert Bazemore	SO	(6)	9/23/2014	—	—	—	50,000	63.11	1,796,500
	RSU	(7)	9/23/2014	—	—	30,000	—	—	1,893,300
	CBP		N/A		44,308	—	—	—	—
Anthony G. Quinn	SO	(5)	6/4/2014	—	—	—	45,000	80.35	2,260,800
	CBP		N/A	—	162,667	—	—	—	—
Glen Williams	SO	(5)	6/4/2014	—	—	—	45,000	80.35	2,260,800
	CBP		N/A	—	116,480	—	—	—	—

(1)	Type of Award:

SO = Stock Option

CBP = Cash Bonus Plan

RSU= Restricted Stock Unit

(2)	The amounts in this column represent the target amounts for incentive bonuses approved by the Board of Directors for each named executive officers in 2014. All awards in these columns were granted under our cash bonus plan. The actual amounts awarded are reported in the “Non-Equity Incentive Plan Compensation” column in the Summary Compensation Table above.
(3)	The exercise price of the applicable stock option is equal to the closing price of our common stock as reported by the NASDAQ Global Select Market on the date of grant.
(4)	This column represents the grant date fair value of equity awards calculated in accordance with FASB ASC Topic 718. See Note 2 and Note 6 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2014 for details as to the assumptions used to determine the fair value of the awards.
(5)	These options will vest as to 25% of the total number of shares subject to the option on the first anniversary of the grant date and 1/36th of the remaining shares subject to the option vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(6)	These stock options were granted on September 23, 2014. These options will vest as to 25% of the total number of shares subject to the option on the first anniversary of the hire date, September 22, 2014, and 1/36th of the remaining shares subject to the option vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(7)	These RSUs will vest as to 25% of the total number of units subject to the award, and the corresponding number of shares will become deliverable, on each anniversary of September 22, 2014, in each case, subject to Mr. Bazemore remaining in Synageva’s employ through the applicable vesting date.

OUTSTANDING EQUITY AWARDS AT 2014 FISCAL YEAR-END

The following table shows grants of stock options and grants of unvested stock awards outstanding on December 31, 2014, the last day of our fiscal year, to each named executive officer.

	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that have not Vested (#)		Market Value of Shares or Units of Stock that Have Not Vested ($)(12)
Sanj K. Patel	5/25/2011	11,256	11,256	(3)	1.70	5/25/2021	—		—
	12/20/2011	94,177	41,875	(4)	23.00	12/20/2021	—		—
	6/27/2012	92,500	55,500	(5)	40.74	6/27/2022	—		—
	6/6/2013	47,999	80,001	(6)	40.32	6/6/2023	—		—
	6/4/2014	—	120,000	(9)	80.35	6/4/2014	—		—

Carsten Boess	5/25/2011	6,618	16,546	(2)	1.70	5/25/2021	—		—
	12/20/2011	1,042	6,250	(4)	23.00	12/20/2021	—		—
	6/27/2012	28,125	16,875	(5)	40.74	6/27/2022	—		—
	6/6/2013	16,874	28,126	(6)	40.32	6/6/2023	—		—
	6/4/2014	—	40,000	(9)	80.35	6/4/2014	—		—

Robert Bazemore	9/23/2014	—	50,000	(10)	63.11	9/23/2024	30,000	(11)	2,783,700

Anthony G. Quinn	10/7/2009	18,964	—	(7)	0.95	10/7/2019	—		—
	12/15/2009	5,982	—	(1)	0.95	12/15/2019	—		—
	5/25/2011	42,308	4,920	(3)	1.70	5/25/2021	—		—
	12/20/2011	17,500	12,500	(4)	23.00	12/20/2021	—		—
	6/27/2012	28,125	16,875	(5)	40.74	6/27/2022	—		—
	6/6/2013	16,874	28,126	(6)	40.32	6/6/2023	—		—
	6/4/2014	—	45,000	(9)	80.35	6/4/2014	—		—

Glen Williams	10/4/2012	22,100	17,500	(8)	57.56	10/4/2022	—		—
	6/6/2013	14,699	25,001	(6)	40.32	6/6/2023	—		—
	6/4/2014	—	45,000	(9)	80.35	6/4/2014	—		—

(1)	These stock options were granted on December 15, 2009 and all options were fully vested as of December 31, 2013.
(2)	These stock options were granted on May 25, 2011. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the hire date and 1/36th of the remaining shares subject to the option vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(3)	These stock options were granted on May 25, 2011. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the grant date and 1/36th of the remaining shares subject to the option vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(4)	These stock options were granted on December 20, 2011. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the grant date and 1/36th of the remaining shares subject to the option vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(5)	These stock options were granted on June 27, 2012. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the grant date and 1/36th of the remaining shares subject to the option will vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.

(6)	These stock options were granted on June 6, 2013. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the grant date and 1/36th of the remaining shares subject to the option will vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(7)	These stock options were granted on October 7, 2009 and all options were fully vested as of December 31, 2013.
(8)	These stock options were granted on October 4, 2012. These options vested as to 25% of the total number of shares subject to the option on the first anniversary of the hire date and 1/36th of the remaining shares subject to the option will vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(9)	These stock options were granted on June 4, 2014. These options will vest as to 25% of the total number of shares subject to the option on the first anniversary of the hire date and 1/36th of the remaining shares subject to the option will vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(10)	These stock options were granted on September 23, 2014. These options will vest as to 25% of the total number of shares subject to the option on the first anniversary of the hire date, September 22, 2014, and 1/36th of the remaining shares subject to the option vest monthly thereafter until all shares are vested. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(11)	These RSUs were granted on September 23, 2014. The RSUs will vest as to 25% of the total number of units subject to the award, and the corresponding number of shares will become deliverable, on each anniversary of September 22, 2014. In each case, vesting is subject to the executive remaining in Synageva’s employ through such vesting date.
(12)	The market value of the stock awards is determined by multiplying the number of shares by $92.79, the closing price of our common stock on the NASDAQ Global Select Market on December 31, 2014, the last day of our fiscal year.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL 2014

The following table shows exercises of stock options and restricted stock vesting for the year ended December 31, 2014, for each of the named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting
Sanj K. Patel	152,300	12,677,365	—	—
Carsten Boess	45,258	3,593,199	—	—
Robert Bazemore	—	—	—	—
Anthony G. Quinn	40,000	2,719,089	—	—
Glen Williams	700	39,115	—	—

(1)	Amounts reflect the difference between the exercise price of the option and the market price at the time of the exercise.

Retirement Benefits

We do not have any pension or qualified or non-qualified defined benefit plans that apply to our named executive officers. We offer a tax-qualified retirement plan (the “401(k) Plan”) to eligible employees. The 401(k) Plan permits eligible employees to defer up to 90% of their annual eligible compensation, subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”). Following a 6-month waiting period for eligibility, the employees’ elective deferrals are immediately vested and non-forfeitable in the 401(k) Plan. In any plan year, we will contribute to each participant a matching contribution equal to 100% of the first 3% of the participant’s compensation that he or she has contributed to the plan and 50% of the next 2% of the participant’s compensation that he or she has contributed to the plan.

Potential Payments Upon Termination or Change of Control

We have entered into certain agreements and maintain certain plans that may require us to make certain payments and/or provide certain benefits to our named executive officers in the event of a termination of employment or a change of control. See “Potential Payments Upon Termination or Change of Control” below for a description of the severance and change in control arrangements for Mr. Patel, Mr. Boess, Mr. Bazemore, Dr. Quinn and Mr. Williams. Each named executive officer would only be eligible to receive severance payments if such officer signed a general release of claims. The following tables summarize the potential payments to each named executive officer assuming that one of the events described in the table occurred. The tables assume that the relevant event occurred on December 31, 2014 and, in calculating the amounts due to the executive in connection with such event, use the closing price of a share of our common stock, $92.79, on such date, and that all outstanding equity awards were assumed, substituted, or cashed out in the change of control. However, the executive’s employment was not terminated on December 31, 2014 under such agreement and a change in control did not occur on that date. There can be no assurance that a termination of employment, a change in control or both would produce the same or similar results as those set forth below if either or both of them occur on any other date or at any other price, or if any other assumption used in calculating the benefits set forth below is not correct in fact.

Name and Event	Cash Severance Payments ($)		Acceleration of time-vesting Equity Awards ($)(1)	Health and Welfare ($)	Exercise Tax Gross Up ($)	Total Termination Benefits ($)
Sanj K. Patel
• Death	1,539,822	(2)	10,101,435	—	—	11,641,258
• Disability	1,539,822	(2)	10,101,435	—	—	11,641,258
• Involuntary termination other than for cause	1,539,822	(2)	10,101,435	—	—	11,641,258
• Involuntary termination after a change in control	2,044,763	(3)	12,526,993	—	—	14,571,756

Name and Event	Cash Severance Payments ($)		Acceleration of time-vesting Equity Awards ($)(1)	Health and Welfare ($)	Exercise Tax Gross Up ($)	Total Termination Benefits ($)
Carsten Boess
• Death	281,190	(4)	3,305,800	—	—	3,586,990
• Disability	281,190	(4)	3,305,800	—	—	3,586,990
• Involuntary termination other than for cause	281,190	(4)	3,305,800	—	—	3,586,990
• Involuntary termination after a change in control	391,420	(5)	4,795,078	—	—	5,186,498

Name and Event	Cash Severance Payments ($)		Acceleration of time-vesting Equity Awards ($)(1)	Health and Welfare ($)	Exercise Tax Gross Up ($)	Total Termination Benefits ($)
Robert Bazemore
• Death	480,000	(6)	1,159,675	—	—	1,639,675
• Disability	480,000	(6)	1,159,675	—	—	1,639,675
• Involuntary termination other than for cause	480,000	(6)	1,159,675	—	—	1,639,675
• Involuntary termination after a change in control	496,500	(5)	4,267,700	—	—	4,674,200

Name and Event	Cash Severance Payments ($)		Acceleration of time-vesting Equity Awards ($)(1)	Health and Welfare ($)	Exercise Tax Gross Up ($)	Total Termination Benefits ($)
Anthony G. Quinn
• Death	406,668	(6)	2,706,300	—	—	3,112,968
• Disability	406,668	(6)	2,706,300	—	—	3,112,968
• Involuntary termination other than for cause	406,668	(6)	2,706,300	—	—	3,112,968
• Involuntary termination after a change in control	423,168	(5)	4,234,453	—	—	4,657,621

Name and Event	Cash Severance Payments ($)		Acceleration of time-vesting Equity Awards ($)(1)	Health and Welfare ($)	Exercise Tax Gross Up ($)	Total Termination Benefits ($)
Glen Williams
• Death	249,600	(4)	1,086,913	—	—	1,336,513
• Disability	249,600	(4)	1,086,913	—	—	1,336,513
• Involuntary termination other than for cause	249,600	(4)	1,086,913	—	—	1,336,513
• Involuntary termination after a change in control	349,300	(5)	2,488,127	—	—	2,837,427

(1)	Represents the pre-tax cash-out value of all stock options and RSUs that would accelerate as a result of the event described in the table, based on a stock price of $92.79, which was the closing price of Synageva’s common stock on December 31, 2014. Amounts are based on the number of shares associated with each accelerated option multiplied by the difference between $92.79 and the exercise price of such option.
(2)	Represents the sum of (i) 18 months of base salary and 1.5 x annual target bonus as in effect on December 31, 2014 and (ii) a one-time bonus of $25,000, all of which would be paid in a lump sum. The executive is also entitled to receive a lump-sum pro rata bonus for the year of termination, the amount of which is not included in the table because the full 2014 bonus had been earned by the executive on December 31, 2014, without regard to his employment termination.
(3)	Represents the sum of (i) 24 months of base salary and 2 x annual target bonus as in effect on December 31, 2014 and (ii) a one-time bonus of $25,000, all of which would be paid in a lump sum. The executive is also entitled to receive a lump-sum pro rata bonus for the year of termination, the amount of which is not included in the table because the full 2014 bonus had been earned by the executive on December 31, 2014, without regard to his employment termination.
(4)	Represents 9 months of base salary as in effect on December 31, 2014 that would be paid in a lump sum. The executive is also entitled to receive a lump-sum pro rata bonus for the year of termination, the amount of which is not included in the table because the full 2014 bonus had been earned by the executive on December 31, 2014, without regard to his employment termination.
(5)	Represents the sum of (i) 12 months of base salary as in effect on December 31, 2014 and (ii) a one-time bonus of $16,500, both of which would be paid in a lump sum. The executive is also entitled to receive a lump-sum bonus, equal to his annual target bonus, for the year of termination. This amount is not included in the table because the full 2014 bonus had been earned by the executive on December 31, 2014, without regard to his employment termination.
(6)	Represents 12 months of base salary as in effect on December 31, 2014. The executive is also entitled to receive a lump-sum pro rata bonus for the year of termination, the amount of which is not included in the table because the full 2014 bonus had been earned by the executive on December 31, 2014, without regard to his employment termination.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information about our equity compensation plans as of December 31, 2014, including the number of shares of our common stock issuable upon exercise of all outstanding options, the weighted-average exercise price of all outstanding options and the number of shares available for future issuance under our equity compensation plans.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted- average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity Compensation Plans Approved by Stockholders	3,286,000	$53.71	1,365,000
Equity Compensation Plans Not Approved by Stockholders	—	—	—

DIRECTOR COMPENSATION FOR FISCAL 2014

The following table sets forth cash compensation and the value of stock options awards granted to our non-management directors for their service in 2014.

Name	Fees Earned or Paid in Cash ($)(1)	Option Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Felix J. Baker, Ph.D.	50,000	376,800	—	426,800
Stephen R. Biggar, M.D., Ph.D.	28,000	376,800	—	404,800
Stephen R. Davis	34,000	376,800	—	410,800
Thomas R. Malley	43,000	376,800	—	419,800
Barry Quart, Pharm.D.	25,000	376,800	—	401,800
Thomas J. Tisch	25,000	376,800	—	401,800
Peter Wirth	34,000	376,800	—	410,800

(1)	Represents retainer fees paid for services as a director during the fiscal year ended December 31, 2014.
(2)	See Note 2 and Note 6 to our audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2014 for details as to the assumptions used to determine the fair value of the awards during the year ended December 31, 2014.
(3)	Represents the grant date fair value of the award calculated in accordance with FASB ASC Topic 718. The following directors held the following number of stock option awards as of December 31, 2014: Dr. Baker, 53,350; Dr. Biggar, 37,500; Mr. Davis, 53,500; Mr. Malley, 44,926; Dr. Quart, 29,876; Mr. Tisch, 30,000; Mr. Wirth, 30,000.

Director Compensation

We reimburse our directors for all reasonable and necessary travel and other incidental expenses incurred in connection with their attendance at meetings of the Board of Directors. Management directors do not receive additional compensation in connection with their board service or attendance at meetings. In December 2011, our Board of Directors adopted the following policy for compensation of the non-management members of our Board:

Non-Management Chairman Annual Retainer	$35,000
Non-Management Directors’ Annual Retainer	$25,000

Committee Member’s Additional Annual Fees
Audit Committee Chairman	$15,000
Audit Committee Member	$5,000
Compensation Committee Chairman	$10,000
Compensation Committee Member	$4,000
Nomination and Governance Committee Chairman	$5,000
Nomination and Governance Committee Member	$3,000

Non-Management Directors’ Stock Options
Director Initial Grant	15,000
Director Annual Grant	7,500

Initial stock option awards vest monthly over the three years following the grant date, subject to such director’s continued service on the board of directors. Annual stock option awards to non-management directors vest monthly over the year following the grant date, subject to the non-employee director’s continued service on the board of directors.

Certain Relationships and Related Party Transactions

The Company and the Baker Bros. Advisors, LP, of which Dr. Baker is a Co-Managing Member and Dr. Biggar is a Partner, entered into a letter agreement in March 2014 under which the parties agreed to negotiate in good faith the terms of a registration rights agreement for the registration of the securities of the Company owned by affiliates of the Baker Bros. Advisors, LP and Drs. Baker and Biggar. The Company then amended its existing Registration Rights Agreement and entered into a new Registration Rights Agreement with certain of its stockholders, including affiliates of the Baker Bros. Advisors, LP and Drs. Baker and Biggar, as well as Mr. Tisch and his affiliates. The Audit Committee reviewed and approved the arrangement and related transactions described above consistent with the process described in the following paragraph.

The Audit Committee, as outlined in our Audit Committee Charter, reviews and approves transactions between us and a related party, such as our directors, officers, holders of more than 5% of our voting securities and their affiliates, the immediate family members of any of the foregoing persons and any other persons whom the Board of Directors determined may be considered a related party. Prior to Audit Committee consideration of a transaction with a related party, the material facts as to the related party’s relationship or interest in the transaction are disclosed to the Audit Committee, and the transaction is not considered approved by the Audit Committee unless a majority of the directors who are not interested in the transaction approve the transaction. In determining whether to approve or ratify a related party transaction, the non-interested directors take into account such factors as they deem appropriate, which include whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. Please see “Executive Compensation—Summary Compensation Table,” “Executive Compensation—Director Compensation” for information regarding compensation of our executive officers and directors.